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Deloitte & Touche
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Audit - Johannesburg
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The Woodlands
Woodlands Drive
Woodmead Sandton
Docex 10 Johannesburg

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Fax: +27 (0)11 806 5111
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Anooraq Resources Corporation

We have read the information circular (the "Circular") of Anooraq Resources Corporation (the "Company") dated May 13, 2009. We have complied with the International Standards on Auditing and the International Standard on Review Engagements 2410 applicable to the review of Financial Information for the auditors' involvement with the report on the historical financial information of Lebowa Platinum Mines Limited ("LPM") and of Richtrau No 179 (Pty) Limited ("Holdco") set out in the Circular.

We consent to the incorporation by reference in the Circular of our report to the board of directors of the Company on the consolidated historical financial information of LPM for the two years ended December 31, 2007 and on Holdco for the two years ended December 31, 2008. Our report is dated May 8, 2009. We have no reason to believe that there are any misrepresentations in the information contained in the Circular derived from the financial statements on which we have reported, or within our knowledge as a result of the audit of the financial statements.

Deloitte & Touche

Deloitte & Touche
Per SBF Carter

May 15, 2009